UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market Announcement

1

ULTRAPAR PARTICIPAÇÕES S.A.

 MARKET ANNOUNCEMENT

São Paulo, September 21, 2020 – Ultrapar Participações S.A. (“Company”, B3: UGPA3 / NYSE: UGP), in accordance with the notice to the market of Petróleo Brasileiro S.A. (“Petrobras”), confirms that it was notified by Petrobras that the binding stage of the competitive process of divestment of the Presidente Getúlio Vargas Refinery (Repar) counts with the participation of Ultrapar.

The Company will maintain its shareholders and the market dully informed of new relevant information related to this announcement.

André Pires de Oliveira Dias
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2020

ULTRAPAR HOLDINGS INC.

By	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer